UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

NOTICE OF EXTRAORDINARY GENERAL MEETING
Gracell Biotechnologies Inc. (the “Company” or “Gracell”) will disseminate a Notice of Extraordinary General Meeting of Shareholders of the Company (the “Notice”), together with the proxy statement accompanying the Notice (the “Proxy Statement”), with attached annexes (collectively, the “Proxy Materials”), to Gracell shareholders of record as of the close of business in the Cayman Islands on January 8, 2024. The Proxy Materials are included in this report on Form 6-K.
As previously announced, the Extraordinary General Meeting (the “EGM”) will be held at 2:00 p.m. (China Standard Time) on February 19, 2024 (1:00 a.m. (Eastern Standard Time)) at 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong and virtually via live webcast to approve and authorize the execution, delivery and performance by the Company of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 23, 2023, by and among the Company, AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent, a copy of which is included as Annex A to the Proxy Statement, the Plan of Merger, a copy of which is attached as Annex B to the Proxy Statement, and the other agreements or documents contemplated thereby or any documents or instruments delivered in connection thereunder to which the Company is a party, and the consummation of the transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement, in the form attached as Exhibit B to the Merger Agreement and included as Annex D to the Proxy Statement, including the Merger (the “Transactions”).
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Form 6-K contain “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed Transactions, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the Transactions, including, the receipt of shareholder approval and regulatory clearances; the possibility that the milestone related to the contingent value right will not be achieved, even if the Transactions are consummated; unanticipated difficulties or expenditures relating to the Transactions; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the Transactions; disruptions of current plans and operations caused by the announcement of the Transactions; potential difficulties in employee retention due to the announcement of the Transactions; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission (the “SEC”). Any forward-looking statements contained in this Form 6-K speak only as of the date hereof. Except as may be required by law, neither the Company nor Parent undertakes any duty to update these forward-looking statements.
Additional Information and Where to Find It
In connection with the Transactions, the Company intends to file or furnish relevant materials with or to the SEC, including the Proxy Materials furnished on this Form 6-K. Promptly after furnishing this Form 6-K to the SEC, the Company will mail or otherwise provide the Proxy Materials to each of its shareholders entitled to vote at the EGM. This communication is not a substitute for the Proxy Materials or any other document that the Company may file or furnish with or to the SEC or disseminate to its shareholders in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT THE COMPANY WILL FILE OR

FURNISHED WITH OR TO THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. The Proxy Materials and other relevant materials in connection with the Transactions (when they become available), and any other documents filed or furnished with or to the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.gracellbio.com.
Participants in the Solicitation
The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth or incorporated by reference in the proxy statement relating to the Transactions when it is filed or furnished with or to the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with or to the SEC when they become available.
No Offer or Solicitation
This Form 6-K is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.
EXHIBITS
Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of Gracell Biotechnologies, Inc. to be held on February 19, 2024 and the Proxy Statement related thereto, with attached annexes

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Gracell Biotechnologies Inc.
By:
/s/ William Wei Cao

Name:
William Wei Cao

Title:
Chairman and Chief Executive Officer

Date: January 17, 2024